                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

      (Mark One)
      /X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2000

                                       OR

      /_/ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

      Commission file number 1-2360

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      IBM TAX DEFERRED SAVINGS PLAN 401(k)

                       Director of Compensation & Benefits
                          Capital Accumulation Programs
                                 IBM Corporation
                               North Castle Drive
                             Armonk, New York 10504

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                                New Orchard Road
                             Armonk, New York 10504

                              REQUIRED INFORMATION

                                                                            Page
                                                                            ----

Report of Independent Accountants                                              3

Financial Statements and Schedule

      Financial Statements:

            Statement of Net Assets Available for Benefits
            at December 31, 2000 and 1999                                      4

            Statement of Changes in Net Assets Available for Benefits
            for the Year Ended December 31, 2000                               5

            Notes to Financial Statements                                      6

      Supplemental Schedule:

            Schedule I - Schedule of Assets (Held at End of Year)
                         At December 31, 2000                                 18
Exhibit

      Exhibit 23 - Consent of Independent Accountants                         20

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                            IBM TAX DEFERRED SAVINGS PLAN 401(k)
                                            ------------------------------------
                                                       (Name of Plan)


Date: June 28, 2001                       By:     /s/   M. Loughridge
                                              ----------------------------------
                                                        M. Loughridge
                                                 (Vice President and Controller)

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of the International Business Machines Corporation (IBM) Retirement Plans Committee and the Participants of the IBM Tax Deferred Savings Plan 401(k):

In our opinion, the financial statements as referenced in the Required Information Section on page 2, present fairly, in all material respects, the net assets available for benefits of the IBM Tax Deferred Savings Plan 401(k) (the
Plan) at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

1301 Avenue of the Americas
New York, NY 10019
June 28, 2001

                      IBM TAX DEFERRED SAVINGS PLAN 401(k)
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


(Dollars in thousands)

At December 31:                                           2000           1999
                                                          ----           ----
Assets:
  Investments at fair value (note 7, page 16)         $19,610,722    $20,952,226
  Receivables:
     Income and sales proceeds receivable                   6,189          2,803
     Loans receivable                                     325,408        315,751
                                                      -----------    -----------
        Total assets                                   19,942,319     21,270,780

Liabilities:
  Expenses payable                                          4,972          2,024
                                                      -----------    -----------
Net assets available for benefits                     $19,937,347    $21,268,756
                                                      ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                      IBM TAX DEFERRED SAVINGS PLAN 401(k)
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


(Dollars in thousands)                                                 2000
                                                                   ------------
Additions to net assets attributed to:
  Participant contributions                                        $  1,015,670
  Employer contributions                                                288,408
  Transfers from other benefits plans, net                              129,934
  Interest and dividend income from investments                         334,781
                                                                   ------------
      Total additions                                                 1,768,793

Deductions from net assets attributed to:
  Net depreciation in fair value of investments (note 7, page 16)     1,805,339
  Distributions to participants                                       1,277,350
  Administrative expenses                                                17,513
                                                                   ------------
      Total deductions                                                3,100,202

Net decrease in net assets during the year                           (1,331,409)

Net assets available for benefits:
     Beginning of year                                               21,268,756
                                                                   ------------

     End of year                                                   $ 19,937,347
                                                                   ============

   The accompanying notes are an integral part of these financial statements.

                      IBM TAX DEFERRED SAVINGS PLAN 401(k)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the International Business Machines Corporation
(IBM) Tax Deferred Savings Plan 401(k) (the Plan) provides only general information. Participants should refer to the Plan prospectus for a complete description of the Plan's provisions.

General

The Plan was established by resolution of IBM's Retirement Plans Committee (the Committee) effective July 1, 1983 and is held in trust for the benefit of its participants. The Plan offers all qualifying active, regular full-time and part-time employees of IBM and certain of its domestic related companies and partnerships an opportunity to defer from one to fifteen percent of their eligible compensation for contribution to any of twenty-one investment funds subject to the legal limit allowed by Internal Revenue Service (IRS) regulations. The investment objectives of these funds are described in Note 3, Description of Investment Funds, on page 12.

At December 31, 2000 and 1999, the number of participants in the Plan were 224,160 and 220,851 respectively.

The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration

The Plan is administered by the Committee which appointed officials of IBM to assist in administering the Plan. The Committee appointed State Street Corporation as Trustee to safeguard the assets of the funds, and State Street Global Advisors (the institutional investment management affiliate of State Street Bank and Trust Company), The Vanguard Group and other investment managers to direct investments in the various funds. Metropolitan Life Insurance Company (MetLife) provides recordkeeping, participant services and communications services, and operates the TDSP Service Center in Nashville, Tennessee.

Contributions

IBM contributes to the Plan fifty percent of each participant's elected deferral up to a maximum of six percent of a participant's annual eligible compensation. Eligible compensation includes regular salary, commissions, overtime, shift premium and similar additional compensation payments, recurring payments under any form of variable compensation plan, regular Sickness and Accident Income Plan payments, holiday, and vacation pay.

Participants may choose to have their contributions invested entirely in one of, or in any combination of, the following funds in multiples of five percent. These funds and their investment objectives are more fully described in Note 3, Description of Investment Funds, page 12.

Life Strategy Funds (4)

      Income Plus Life Strategy Fund
      Conservative Life Strategy Fund
      Moderate Life Strategy Fund
      Aggressive Life Strategy Fund

Core Funds (5)

      Stable Value Fund
      Inflation-Protected Bond Fund*
      Total Bond Market Fund
      Vanguard Total Stock Market Index Fund*
      Total International Stock Market Index Fund

Extended Choice Funds (12)

      Money Market Fund
      Vanguard Long-Term Corporate Fund*
      Equity Income Fund*
      Vanguard European Stock Index Fund*
      Large Company Index Fund
      Vanguard Growth Index Fund*
      Vanguard Value Index Fund*
      Vanguard Small-Cap Value Index Fund*
      Small/Mid-Cap Stock Index Fund
      Vanguard Pacific Stock Index Fund*
      Vanguard Small-Cap Growth Index Fund*
      IBM Stock Fund

      * New fund as of July 2000 - twenty-one funds available in total.

Participants may change their deferral percentage and investment selection for future contributions at any time. The changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Also, the participant may transfer part or all of existing account balances among funds in the Plan once daily, but will incur a service fee for each transfer in excess of eight in a calendar year. However, participant balances in the Stable Value Fund may not be transferred directly into the Money Market Fund, and if transferred into another fund may not subsequently be transferred to the Money Market Fund for three months.

Participant Accounts

The Plan recordkeeper (MetLife) maintains an account in the name of each participant to which each participant's contributions and share of the net earnings, losses and expenses, if any, of the various investment funds are recorded. The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

Participants may transfer rollover contributions of pre-tax dollars from other qualified savings plans or conduit Individual Retirement Accounts (IRAs that exclusively hold a previously taxable distribution from a qualified plan) into their Plan accounts. Rollovers must be made in cash within the time limits specified by the IRS; stock or in-kind rollovers cannot be accepted. These rollovers are limited to active employees on the payroll of IBM (or affiliated companies) who have existing accounts in the Plan. Retirees or employees on leave or bridge leave of absence are not eligible for such rollovers, except that a retiree or separated employee who has an existing account in the Plan may rollover a lump-sum distribution from the IBM Personal Pension Plan.

The interest of each participant in each of the funds is represented by units/shares credited to the participant's account.

The initial unit value of each fund on the first valuation date was equivalent to $1.00. On each succeeding valuation date, the unit value of each fund is determined by dividing the value of the fund on that date by the number of outstanding units in the fund. In determining the unit value, new contributions that are to be allocated as of the valuation date are excluded from the calculation. The number of additional units to be credited to a participant's account for each fund, due to new contributions, is equal to the amount of the participant's new contributions to the fund divided by the unit value for the applicable fund as determined on the valuation date.

Contributions made to the Plan as well as interest, dividends or other earnings of the Plan are not includable in gross income of the participant until withdrawal, at which time all earnings and contributions withdrawn generally are taxed as ordinary income to the participant. Additionally, withdrawals by the participant before attaining age 59 1/2 generally are subject to a penalty tax of 10%.

Consistent with provisions established by the IRS, the Plan's 2000 limit on employee salary deferrals was $10,500. The 2000 maximum annual deferral amount for employees residing in Puerto Rico was limited by local government regulations to the lesser of $8,000 or ten percent of eligible compensation.

Vesting

Participants in the Plan are at all times fully vested in their account balance, including deferred compensation, matching contributions and earnings thereon.

Distributions

A participant who has attained age 59 1/2 may request a cash distribution of all or part of the value in the account. The minimum amount of any such distribution shall be the lesser of the participant's account balance or $500.

If the participant retires under the prior IBM Retirement Plan (which was incorporated into the IBM Personal Pension Plan effective July 1, 1999), or becomes eligible for benefits under the IBM Long-Term Disability Plan, the participant may elect to receive the balance of the account in a number of annual cash installments specified, over a period not to exceed ten years, or to defer distribution until age 70 1/2. Please refer to Note 9, Subsequent Event, page 17 for new distribution provisions to the Plan in 2001 that afford eligible participants more flexibility.

Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Employees are required to fully use the Plan loan program, described below, before requesting a hardship withdrawal. Only an employee's deferred compensation is eligible for hardship withdrawal; earnings and IBM matching contribution are not eligible for withdrawal. Employees must submit evidence of hardship to MetLife, who will determine whether the situation qualifies for a hardship withdrawal. A hardship withdrawal is taxed as regular income to the employee and may be subject to the 10% additional tax on early distributions.

Upon the death of a participant, the value of the participant's account will be distributed to the participant's beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary must be the participant's spouse, unless the participant's spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is canceled and the spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds normally will be paid in the following order: the participant's spouse, the participant's children in equal shares, or to surviving parents equally. If no spouse, child, or parent is living, payments will be made to the executors or administrators of the participant's estate.

Participant Loans

Participants may borrow up to one-half of the value of the account balance, not to exceed $50,000 within a twelve month period. Loans will be granted in $50 increments subject to a minimum loan amount of $500. Participants are limited to two simultaneous outstanding Plan loans. Repayment of a loan shall be made through semi-monthly payroll deductions over a term of one to four years. The loan shall bear a fixed rate of interest, set quarterly, for the term of the loan, determined by the plan administrator to be 1.25% above the prime rate.
The interest shall be credited to the participant's account as the semi-monthly repayments of principal and interest are made. Interest rates on outstanding loans at December 31, 2000 ranged from 9.00% to 10.75%.

Participants may prepay the entire remaining loan principal after payments have been made for three full months. Employees on an approved leave of absence may elect to make scheduled loan payments directly to the Plan. Participants may continue to contribute to the Plan while having an outstanding loan, provided that the loan is not in default.

Participants who retire or separate from IBM and have outstanding Plan loans may choose automated loan repayments or coupon payment options to continue monthly loan repayments according to their original amortization schedule.

Termination of Service

The value of the participant's account will be distributed to the participant in a lump-sum cash payment as soon as practical following the termination of the participant's employment with IBM for any reason other than retirement, medical disability or death. If the account balance is greater than $5,000 at the time of separation, the participant may elect to defer distribution of the account until age 70 1/2.

Termination of the Plan

IBM reserves the right to terminate this Plan at any time by action of the Committee. In that event, each participant or beneficiary receiving or entitled to receive payments under the Plan would receive the balance of the account at such time and in such manner as the Committee shall determine at its discretion.

In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts would be nonforfeitable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Valuation of Investments

The fair value of the net assets of the Plan is based on the estimated fair values of the underlying assets and liabilities. Investments in registered investment companies and pooled funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. Interest accrued on investments is recorded separately as interest receivable until paid and reinvested. Investments in fully benefit responsive bank and insurance company investment contracts are stated at contract value which is equal to cost plus reinvested interest. Loans are valued at cost which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures at the date of the financial statements. Actual results could differ from those estimates.

Security Transactions and Related Investment Income

Security transactions are recorded on a trade-date basis. Realized gains and losses on sales of securities are based on average cost at the time of sale. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Administrative Expenses and Investment Management Fees

All administrative costs of the Plan are deducted from participants' account balances. These costs include (a) brokerage fees and commissions which are included in the cost of investments and in determining net proceeds on sales of investments, (b) investment management fees which are paid from the assets of the respective funds; those fees comprise fixed annual charges and charges based on a percentage of net asset value, and (c) operational expenses required for administration of the Plan including trustee, recordkeeping, participant reports and communications, and service center expenses, which are charged against the fund's assets on a pro rata basis throughout the year.

Investments

The investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2000 and 1999 are as follows:


(Dollars in thousands)                                  2000             1999
                                                        ----             ----

Large Company Index Fund                             $6,229,689       $7,318,880
Stable Value Fund                                     3,527,235        3,834,233
IBM Stock Fund                                        3,053,362        3,450,058
Small / Mid-Cap Stock Index Fund                      2,642,913        2,632,107
Moderate Life Strategy Fund                           1,282,997        1,309,142

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of equities, fixed income securities, GICs, and derivative contracts. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported.

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved and the primary accounting guidance established, the impact that SFAS 133 will have on the Plan financial statements is uncertain.

NOTE 3 - DESCRIPTION OF INVESTMENT FUNDS

The objectives of the twenty-one investment funds to which employees may contribute monies are described below:

Life Strategy Funds - four blended funds that build a portfolio of diversified investments -- U.S. Stocks, international stocks, and fixed-income investments -- from the existing core funds noted below. The funds are managed by the IBM Retirement Plan and underlying fund managers.

o Income Plus Life Strategy Fund - target allocation 20% stocks, 80% bonds; seeks returns that modestly outpace inflation on a fairly consistent basis.

o Conservative Life Strategy Fund - target allocation 40% stocks, 60% bonds; seeks returns that moderately outpace inflation over the long term.

o Moderate Life Strategy Fund - target allocation 60% stocks, 40% bonds; seeks relatively high returns at a moderate risk level.

o Aggressive Life Strategy Fund - target allocation 80% stocks, 20% bonds; seeks high returns over the long term. Returns may be volatile from year to year.

Core Funds - five funds that provide an opportunity to custom-build a portfolio from a selection of broadly diversified U.S. and international stock funds and from funds tracking the fixed-income markets.

o Stable Value Fund - seeks to preserve principal and provide income at a stable rate of interest that is competitive with intermediate-term rates of return. The fund is managed by multiple money managers.

o Inflation-Protected Bond Fund - seeks to provide a fixed-income return over and above the rate of inflation, thereby preserving the long-term spending power of the money invested. The fund is managed by State Street Global Advisors. (new fund, July 2000)

o Total Bond Market Fund - seeks to modestly exceed the return of its benchmark index (Lehman Brothers Aggregate Bond Index), which is made up of more than 5,000 U.S. Treasury and agency securities, investment-graded corporate bonds, and mortgage-backed securities. The fund is managed by State Street Global Advisors.

o Vanguard Total Stock Market Index Fund - seeks long-term growth of capital and income. It attempts to match the performance of the Wilshire 5000 Total Market Index. The fund is managed by The Vanguard Group. (new fund, July 2000)

o Total International Stock Market Index Fund - seeks long-term capital growth with a market rate of return from a diversified group of stock holdings in major markets in Europe and Asia plus the emerging markets of the world. It attempts to match the performance of the Morgan Stanley Capital International All Country World Ex-U.S. Free Index. The fund is managed by State Street Global Advisors. (Formerly International Stock
      Fund)

Extended Choice Funds - twelve funds that provide an opportunity to fine tune an investment portfolio with funds that are less broadly diversified, focusing instead on discrete sectors of the stock and bond markets.

o Money Market Fund - seeks liquidity and preservation of capital while providing a variable rate of income based on current short-term investment yields. The fund is managed by State Street Global Advisors.

o Vanguard Long-Term Corporate Fund - seeks a high and sustainable level of current interest income by investing in a widely diversified group of long-term investment grade bonds. The fund is managed by The Vanguard Group. (new fund, July 2000)

o Equity Income Fund - seeks both long-term capital appreciation and dividend income by investing in large- and mid-cap U.S. stocks. The fund is managed by State Street Global Advisors. (new fund, July 2000)

o Vanguard European Stock Index Fund - seeks long-term growth of capital that corresponds to an index of European stocks. It attempts to match the performance of the Morgan Stanley Capital International Europe Index. The fund is managed by The Vanguard Group. (new fund, July 2000)

o Large Company Index Fund - seeks long-term growth of capital and income from dividends by holding stocks that approximate the price and yield performance of the Standard & Poor's 500 Index. The fund is managed by The Vanguard Group.

o Vanguard Growth Index Fund - seeks long-term growth of capital by investing in large, rapidly growing companies. It attempts to match the performance of the Standard and Poor's 500/BARRA Growth Index. The fund is managed by The Vanguard Group. (new fund, July 2000)

o Vanguard Value Index Fund - seeks long-term growth of capital and income from dividends by investment in large-company stocks whose price is low relative to earnings and assets. It attempts to match the performance of the Standard and Poor's 500/BARRA Value Index. The fund is managed by The Vanguard Group. (new fund, July 2000)

o Vanguard Small-Cap Value Index Fund - seeks long-term capital growth by investing in small company stocks whose price is low relative to earnings and assets. It attempts to match the performance of the Standard and Poor's SmallCap 600/BARRA Value Index. The fund is managed by The Vanguard Group. (new fund, July 2000)

o Small/Mid-Cap Stock Index Fund - seeks long-term growth of capital with a market rate of return from a diversified group of medium- and small-company stocks. It attempts to match the performance of the Russell SmallCap Completeness Index. The fund is managed by State Street Global Advisors. (Formerly Small Company Stock Fund)

o Vanguard Pacific Stock Index Fund - seeks long-term growth of capital that correspond to an index of Pacific Rim company stocks, principally in Japan. It attempts to match the performance of the Morgan Stanley Capital International Pacific Free Index. The fund is managed by The Vanguard Group. (new fund, July 2000)

o Vanguard Small-Cap Growth Index Fund - seeks long-term growth of capital by investing in small, rapidly growing companies. It attempts to match the performance of the Standard and Poor's SmallCap 600/BARRA Growth Index. The fund is managed by The Vanguard Group. (new fund, July 2000)

o IBM Stock Fund - seeks capital appreciation through direct investment in IBM common stock, with dividends reinvested in additional shares of its stock. The fund is managed by State Street Global Advisors.

Within the TDSP 401(k) funds, stock loan transactions are permitted as a means to add return to the portfolio. Certain funds may lend securities held in that fund to unaffiliated broker-dealers registered under the Securities Exchange Act of 1934, or banks organized in the United States of America. At all times, the borrower must maintain cash or equivalent collateral equal in value to at least 102% of the value of the securities loaned. The cash collateral is reinvested to generate income which is credited to the portfolio return. The primary risk in lending securities is a borrower may default during a sharp rise in the price of the security that was borrowed, resulting in a deficiency in the collateral posted by the borrower. The funds seek to minimize this risk by requiring that the value of the securities that are loaned is computed each day and that additional collateral is furnished each day, if necessary. The addition of the securities lending provision does not change the investment objectives for the funds.

NOTE 4 - PLAN TRANSFERS

The transfers below represent participant account balances attributable to employees transferred to IBM as a result of IBM acquisitions or outsourcing agreements:

Effective March 1, 2000, participant account balances of 96 former employees of Nissan North America, Inc. were transferred into the Plan as a result of an outsourcing agreement between IBM and Nissan. Accordingly, there were net transfers into the Plan of cash totaling $5,325,113 during 2000.

During 2000, participant account balances of 52 former employees of Honeywell International Inc. were transferred into the Plan as a result of an outsourcing agreement between IBM and Honeywell. Accordingly, there were net transfers into the Plan of cash totaling $3,161,006 during 2000.

Effective April 12, 2000, the 401(k) plan of Whistle Communications, Inc., a wholly-owned subsidiary of IBM, was merged into the Plan. As a result, there were net transfers into the Plan of cash totaling $1,673,951 during 2000, representing 110 participant account balances.

Effective May 1, 2000, the 401(k) plan of Sequent Computer Systems, a wholly-owned subsidiary of IBM, was merged into the Plan. As a result, there were net transfers into the Plan of cash totaling $86,075,332 during 2000, representing 1,648 participant account balances.

Effective August 2, 2000, the 401(k) plan of Mylex Corporation, a wholly-owned subsidiary of IBM, was merged into the Plan. As a result, there were net transfers of cash into the Plan of $13,437,351 during 2000, representing 400 participant account balances.

Effective August 7, 2000, the 401(k) plan of DASCOM, Inc., a wholly-owned subsidiary of IBM, was merged into the Plan. As a result, there were net transfers into the Plan of cash totaling $1,088,662 during 2000, representing 56 participant account balances.

During 2000, participant account balances of 256 former employees of AT&T were transferred into the Plan as a result of an outsourcing agreement between IBM and AT&T. Accordingly, there were net transfers into the Plan of cash totaling $10,269,768 during 2000.

Effective November 1, 2000, participant account balances of 49 former employees of Solectron Corporation were transferred into the Plan as a result of an outsourcing agreement between IBM and Solectron. Accordingly, there were net transfers into the Plan of cash totaling $1,074,661 during 2000.

Effective November 1, 2000, participant account balances of 126 former employees of UnumProvident Corporation were transferred into the Plan as a result of an outsourcing agreement between IBM and UnumProvident. Accordingly, there were net transfers of cash into the Plan of $5,519,448 during 2000.

In 2000, there were net transfers of cash into the Plan totaling $2,309,025 from approximately 250 employees related to participant account balances from other companies.

NOTE 5 - TAX STATUS

The Trust established under the Plan is qualified under Section 401 (a) of the Internal Revenue Code and the Trustees intend to continue it as a qualified trust. The Plan received a favorable determination letter from the IRS on June 14, 1993. The Plan has been amended since receiving the determination letter. The Plan administrator continues to believe the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:


(Dollars in thousands)                                       December 31,
                                                         2000            1999
                                                     -----------     -----------
Net assets available for benefits per the
Financial statements                                 $19,937,347     $21,268,756

Benefit obligations currently payable                      6,800              --
                                                     -----------     -----------

Net assets available for benefits per the
Form 5500                                            $19,930,547     $21,268,756
                                                     ===========     ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                              Year Ended
                                                             December 31,
(Dollars in thousands)                                           2000
                                                             ------------

Benefits paid to participants per the financial statements    $1,277,350

Amounts currently payable at December 31, 2000                     6,800
                                                             ------------

Benefits paid to participants per the Form 5500               $1,284,150
                                                              ==========

NOTE 7 - INVESTMENT VALUATIONS

The following schedules summarize the value of investments, and the related net depreciation in fair value of investments by type of investment:

                                                           Value Determined By
                                                 ---------------------------------------
                                                 Quoted
(Dollars in thousands)                           Market        Estimates
                                                 Prices        of Trustee          Total
                                                 ---------------------------------------
At December 31, 2000:

Investments at Fair Value

Interest in equity-oriented funds                $11,256,083                 $11,256,083
Interest in short-term investment-oriented
 funds                                               708,955                     708,955
Interest in fixed income-oriented funds              581,118                     581,118
IBM common stock                                   3,050,272                   3,050,272
                                                 -----------                 -----------
                                    Total        $15,596,428                 $15,596,428
                                                 ===========                 ===========

Investments at Contract Value

Investment contracts                                           $ 4,014,294     4,014,294
                                                 -----------   -----------   -----------
                                    Total        $15,596,428   $ 4,014,294   $19,610,722
                                                 ===========   ===========   ===========

At December 31, 1999:

Investments at Fair Value

Interest in equity-oriented funds                $12,057,118                 $12,057,118
Interest in short-term investment-oriented
  funds                                              851,656                     851,656
Interest in fixed income-oriented funds              502,977                     502,977
IBM common stock                                   3,446,525                   3,446,525
                                                 -----------                 -----------
                                    Total        $16,858,276                 $16,858,276
                                                 ===========                 ===========

Investments at Contract Value

Investment contracts                                           $ 4,093,950     4,093,950
                                                 -----------   -----------   -----------
                                    Total        $16,858,276   $ 4,093,950   $20,952,226
                                                 ===========   ===========   ===========

Net Depreciation in Fair Value of Investments (including gains and losses on investments bought and sold, as well as held during the year):


(Dollars in thousands)                                         2000
                                                               ----
Investments at fair value determined by quoted
market price:

         Interests in funds                                $(1,101,765)
         IBM common stock                                     (703,574)
                                                           -----------
                  Total                                    $(1,805,339)
                                                           ===========

NOTE 8 - RELATED-PARTY TRANSACTIONS

At December 31, 2000, a significant portion of the Plan's assets were invested in State Street Global Advisors funds. State Street Global Advisors' parent company, State Street Corporation, also acts as the trustee for the Plan and, therefore, these transactions qualify as party-in-interest. Additionally, the Plan held $158,966,394 and $204,286,050 in investment contracts with Metropolitan Life Insurance Company, the Plan recordkeeper, at December 31, 2000 and 1999, respectively.

At December 31, 2000, the Plan held 35,885,558 shares of IBM common stock valued at $3,050,272,430. At December 31, 1999, the Plan held 31,949,242 shares of IBM common stock valued at $3,446,524,481.

NOTE 9 - SUBSEQUENT EVENT

2001 Plan Distribution Enhancement

Under a plan amendment effective January 1, 2001, retired or separated participants who are at least 55 can choose a new lifetime distribution option whereby annual distributions are recalculated each year using a formula that incorporates the single life expectancy of the participant in the Plan.

Participants who are currently receiving annual installment distributions from the Plan will not be able to change to the new life expectancy installment option. However, these participants can now take - in addition to the installment distribution - up to four ad hoc withdrawals each calendar year.

Schedule I

                      IBM TAX DEFERRED SAVINGS PLAN 401(k)
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              AT DECEMBER 31, 2000


(Dollars in thousands)                                 Cost      Current Value
                                                    -----------  -------------
Interest in State Street Global Advisors and
Vanguard Group Funds:

         Discretionary Cash Funds                   $   708,955   $   708,955
                                                    ===========   ===========

         Equity Index Funds                          11,381,443    11,256,083
                                                    ===========   ===========

         Bond Index Funds                               531,410       581,118
                                                    ===========   ===========

Common Stock
         IBM Common Stock                             3,584,200     3,050,272
                                                    ===========   ===========

Loans to Participants                                                 325,408
                                                                  ===========
         (interest rates range: 9.00% - 10.75%,
          Terms: one to four years)


Investment Contracts              Rate                                 Contract
                                   of      Maturity                      Value
                                Interest     Date                      ($/000's)
                                --------   --------                    ---------
CDC Bric
BR 30301                           7.01%   12/25/02                       $932
CNA
BR 13078-036                       6.80%   04/01/03                     87,938
John Hancock Life Insurance Co.
GAC #8663                          6.85%   01/02/02                    131,424
John Hancock Life Insurance Co.
GAC #14406                         6.38%   06/30/09                    128,305
Metropolitan Life Insurance Co.
GAC #24649                         6.64%   04/01/01                      2,607
Metropolitan Life Insurance Co.
GAC #24650                         6.75%   10/01/01                     25,265
Metropolitan Life Insurance Co.
GAC #24976                         5.20%   01/02/01                     70,586
Metropolitan Life Insurance Co.
GAC #24977                         5.27%   01/02/02                     60,509


Investment Contracts (continued)  Rate                               Contract
                                   of      Maturity                    Value
                                Interest     Date                    ($/000's)
                                --------   --------                  ---------
New York Life Insurance Company
GA-30721                           6.88%   01/02/03                     42,437
New York Life Insurance Company
GA-30898                           5.26%   01/02/02                    121,035
Principal Mutual
#4-23271-2                         7.26%   07/01/01                     30,510
Principal Mutual
#4-23271-3                         6.61%   10/01/01                    136,449
Principal Mutual
#4-23271-4                         6.93%   03/31/03                     71,992
Prudential Asset Management Co.
GA-10034 211                       6.07%   12/31/02                    135,203
Sun America
#4785                              6.35%   04/01/03                     93,750
                                                                     ---------
         Total                                                       1,138,942


                                             Non-
Synthetic GIC Global Wrapper       6.07%   Maturing                  2,875,352


         Total Investment Contracts                                 $4,014,294
                                                                    ==========